Ground Floor, 138 West Street
Sandown, South Africa
P.O.Box 78182, Sandton, 2146
Tel: +27 (0) 11 301 1800
Fax: +27 (0) 11 301 1840
Listing code TSX - GBG
Listing code AMEX - GBN
Listing code JSE - GBG

May 15, 2008

Dear Fellow Shareholder

On behalf of the Board of Directors, I am pleased to report on the progress made by the company over the past year. Attached is a copy of the proxy materials providing information regarding the business to be covered at the upcoming Annual General Meeting to be held on Tuesday, June 23, 2008, which includes information about Great Basin, its Directors, officers and other matters that will be of interest to you. Please review the materials and return your proxy in accordance with the instructions in the circular. If you have any questions about this procedure, please contact me or our Investor Relations department.

When reviewing the past year, I am pleased to report that the company has made significant progress with its transition from an exploration company to an emerging gold producer, with 80,000 ounces (Au equivalent) production planned from our Hollister Project, whilst the Burnstone Property will commence bulk sample activities in the second half of 2008.

The past year has been marked by significant advances on both the Hollister and Burnstone Projects.

Hollister, Nevada

In terms of the share purchase agreement entered into on 20 February 2007, GBG regained a 100% working interest in the Hollister Development Block by purchasing Hecla Ventures Corp for a total consideration of US$60 million, comprising US$45 million in cash and the remaining US$15 million in common shares (approximately 7,93 million shares). To facilitate the closure of the share purchase agreement we undertook a public offering of GBG shares and warrants and successfully raised a gross amount of CDN$149,5 million. A total of 57,500,000 common shares and 28,750,000 warrants were issued in a financing which was significantly over-subscribed. The warrants and exercisable at the price of $3.50 per share before 19 April 2009, and could result in approximately $100 million being added to treasury.

Should GBG produce the planned ounces and the warrants are exercised, your company will have sufficient cash resources available to complete the delivery of the Hollister Project, working capital as well as having funds available to continue exploration within and outside the Hollister Development Block.

At the Hollister Property, underground development continued with a further 6,253 ft (1,906 m) pre-development being completed, totaling 19,253 ft (5,868 m) for the project to date. An Alimak Escape Raise to surface was completed by the end of March 2008, a requirement for stoping operations to commence. The establishment of surface infrastructure to support underground activities is progressing as planned.

The project’s Plan of Operations was submitted to the authorities during March 2008, with the review currently underway. Under current permitting, production is limited to 120,000 oz over a period of 5 years; 80,000 oz are expected to be produced in 2008. The Hollister project is reaching an exciting phase with activities now focused on the building up production which is planned at 80,000 gold equivalent ounces for 2008 at a cash cost of approximately US$400/oz. We are currently pursuing a longer term agreement for the milling of our ore.

Directors:	RW Thiessen* (Chairman); F Dippenaar† (President & CEO); PR Cooke†; DJ Copeland*; TB Coughlan*;
DMS Elliot*; HW Kirk**; SA Nkosi†; WT Segsworth*
Company Secretary:	B Zinkhofer*	* Canadian
Co-Company Secretary:	WJP Beckmann†	† South African
** American

Great Basin Gold Limited incorporated under the laws of British Columbia, Canada
Registration No. 436691 South African (external Company)
Registration No. 2006/021304/10

Exploration activities are increasing with five surface and four underground drill rigs currently operating and continue to support the prospectivity of the Hollister Property. A larger fifth underground drill rig is being added to test the anomalies on the North/South structure.

The 50,000 ft (15,244 m) Phase I drilling program carried out for the 2007 Feasibility Study tested to an average depth of only 500 ft (150 m) below the upper contact of the Ordovician host rocks of the veins systems. Drilling in Phase II intersected mineralization at an approximate depth of 920 ft (280 m) below the contact. Follow up drilling to increase resources, to prove further mineralization at depth as well as in-fill drilling on parallel veins and lateral extensions to the known vein systems is currently underway.

Additional surface exploration encompassing 78,000 ft (23,800 m) of drilling continued, mainly testing anomalous zones defined by historical drill data within an approximate 1 mile (1.6 km) radius of the current underground infrastructure. These areas are located in the Hatter Zone to the east of the current decline infrastructure, where a number of historical drill-defined anomalies are being tested. At the time of writing this letter, two surface drill holes have been completed with another three underway in this area. Results thus far have been promising and details are expected to be released as they become available.

Burnstone, South Africa

The Burnstone gold project is located in the South Rand Basin, a part of the Greater Witwatersrand Basin, one of the world’s most prolific gold producing environments. Gold occurs along an 18-kilometre northwesterly trending corridor on the Burnstone property. Drilling to date within the corridor has outlined measured and indicated mineral resources of 7,7 million ounces of gold. As a significant portion of the resources are relatively shallow — 250-750 metres below surface, the technical and operational risks associated with the project are lower than the typical Witwatersrand gold mines which are operating at depths in excess of 3,000 metres below surface.

In May 2006, positive results of a Feasibility Study, based on a portion of the resources previously known as Area 1, were announced. The fully diluted Proven and Probable mineral reserves for this area are 15,9 million tons grading 4,65 g/t at the mill, containing 2.4 million ounces. In June 2007 an optimized Feasibility Study

Since the completion of the Feasibility Study of the Burnstone Project in May 2006, we began the two-stage development program in July 2006 with the development of an access decline. As at 10 May 2008, some 5,488ft (1,673m) of the 7,590 ft (2,314 m) planned length of the underground decline has been completed at the Burnstone Development Project. Current permitting allows for the completion of the 26 000 ton metallurgical bulk sample. Reef will be intercepted at approximately 7040ft (2,146m).

Since the completion of the feasibility study in May 2006, we have undertaken drilling to upgrade and expand the mineral resources in Area 1 and 2. Additional drilling commenced in the south western portion of Area 1 and Area 4. Following the initial results of the abovementioned drilling program, Area 4 was identified as a new area of interest. Approximately 15,000 meters were planned in drill holes at 600 meter spacing at an estimated cost of ZAR15, 0 million (CND$2, 4 million). In February 2008, the mineral resources were updated. Although the undiluted average grade has decreased by 16% to 6.9 g/t, total contained gold in the measured and indicated resources has increased by 41% to approximately 11 million ounces. At the cut-off grade of 400 cmg/t gold (the equivalent of 4 g/t over 1 m), 3.2 million ounces of gold have been added to the total measured and indicated resources (an increase of 41%) and approximately 2.0 million ounces have been added to the inferred resources (an increase of 486%). Additional drilling is currently underway within and southwest of Area 1, in what is referred to as Area 4, to expand the known resources and identify new areas of interest.

On June 21, 2007 the Company completed an Optimized Feasibility Study in respect to its Burnstone Development Project in terms of which the annual average production was planned to increase by 19% from 214,000 ounces per annum to 254,000 ounces per annum. Inclusion of Area 2 for consideration of mining, and expansion of Area 1 have increased the available ounces of gold that can be accessed for development and extraction at the Burnstone Project from 2.4 million ounces to 3.5 million ounces, an increase of 46%.

Using a long term gold price of US$550/oz, an exchange rate of South African Rand (ZAR) 7.50 to the US Dollar and using a discount rate of 5%, the Optimized Feasibility Study showed that the Burnstone Project has a Net Present Value (NPV) of US$322 million and an Internal Rate of Return (IRR) of 24%. This is significantly higher than the NPV of US$138 million and an IRR of 18% reported for the May 2006 Feasibility Study. This excludes an amount of approximately US$22 million, which is available from historical project capital expenditure as a tax offset against project earnings. Current indications are that we are in a higher gold price environment and we will review our Ore Reserve Statements using a US$650/oz gold price and R8.00 to the US$. This should have a favorable impact on the returns from the project.

We have also made good progress with achieving compliance in respect of BEE legislation. The first step was the completion of the conversion of our old order prospecting rights to new order prospecting rights.

On 21 February 2007, we and our proposed BEE partner, Tranter Gold concluded the Framework Agreement in terms of which Tranter would obtain the required 26% participation in the Burnstone Project by either purchasing approximately 19, 94 million GBG common shares for ZAR 260 million or alternatively purchasing at least 26% of our subsidiary Southgold for ZAR 260 million and thereby acquire an indirect 26% interest in the Burnstone Project only.

The Framework Agreement provided for the conclusion of a Subscription and Acquisition Agreement between Great Basin and Tranter Gold which had been entered into on August 8, 2007 and closed on October 1, 2007.

Tranter Burnstone, a subsidiary of Tranter Gold, subscribed for 812 new ordinary shares in Southgold Exploration, a wholly-owned subsidiary of Great Basin, for a purchase consideration of $38 million (R260 million) in cash, which, following the issue and allotment of the new Southgold shares, constituted 26% of the entire issued share capital of Southgold. Following the implementation of the Southgold subscription, N6C Resources Inc., a wholly-owned subsidiary of Great Basin, purchased the new Southgold shares from Tranter Burnstone in exchange for the issue of 19,938,650 new common shares in Great Basin.

Resulting from this transaction, Tranter Gold became entitled to appoint a director to the boards of both GBG and Southgold for as long as it holds a qualifying shareholding in GBG. Tranter Gold is further prohibited from disposing of the GBG shares or doing anything else that might impact on the BEE credentials of Southgold for the period of three years or such longer period for which Southgold requires BEE equity participation in order for its prospecting and mining rights to remain valid.

As part of the Subscription and Acquisition Agreement the net smelter royalty that was effectively held by Gold Fields was fully and finally settled for the amount of $11.6 million (R80million), payable to Gold Fields.

By concluding the agreements, Great Basin complied with the provisions of section 22 of the Mineral and Petroleum Resources Development Act, 2002, which enabled the company to submit its application for the Mining Rights over the Burnstone Project, which was submitted in September 2007. The Department of Minerals and Energy (“DME”) acknowledged receipt of the application for a mining right and the processing thereof is underway. The processing and granting of an application for a mining right by the DME takes in the order of 12 months to complete.

On March 10, 2008, Great Basin Gold announced that the ‘DME had approved an amended environmental management plan (‘EMP’) for the sinking of a vertical shaft with a final depth of 501 meters as a second outlet at its Burnstone development project. Site establishment commenced in January and shaft sinking has progressed to some 21 meters below surface. On the granting of the Mining Right, the shaft will be utilized for commercial production as well.

We have a strong balance sheet with no debt and approximately $51 million available in cash. We have access to $57million as project funding which carries no hedging liabilities. This excludes revenue from production expected from the HDB this year as well as a possible CDN$100 million that would become available if the 27.8 million warrants are exercised at a price of CDN$3.50.

In line with our strategy of “delivering growth and creating value”, Great Basin is focused on advancing its two projects into production as well as evaluating acquisition opportunities. The upcoming Annual Meeting is our chance to share our plans for the next year with you and to respond to your comments and questions. I look forward to seeing you at the meeting.

Yours sincerely

/s/ Ferdi Dippenaar

Ferdi Dippenaar
PRESIDENT AND CHIEF EXECUTIVE OFFICER

For further details and qualifications visit www.SEDAR.com)

GREAT BASIN GOLD LTD.
138 West Street
Sandton, South Africa 2146
Telephone: (+27) 11-301-1800     Fax: (+27) 11-301-1840

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

The annual and special general meeting (the “Meeting”) of Shareholders of Great Basin Gold Ltd. (the “Company”) will be held at the Pacific Room, The Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada, on June 23, 2008 at 2:00 pm, local time, for the following purposes:

Annual Matters

1.	To receive and consider the consolidated financial statements for its fiscal period ended December 31, 2007, and report of the auditor.

2.	To elect directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year.

Special Matter

4.          To ratify and approve the continuation of the Company’s share option plan, as more particularly set out in the Information Circular prepared for the Meeting.

Other

The Meeting will also be authorized to consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

A management Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. A copy of the consolidated financial statements for the year ended December 31, 2007 and the auditor’s report thereon accompany this Notice.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

An unregistered shareholder who plans to attend the Meeting must follow the instructions set out in the form of voting instruction form and in the Information Circular to ensure that such shareholder’s shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Sandton, South Africa, May 20, 2008.

BY ORDER OF THE BOARD

/s/ Ferdi Dippenaar

President and Chief Executive Officer

GREAT BASIN GOLD LIMTED.

Registered Office
1500 Royal Centre,
1055 West Georgia Street,
P.O. Box 11117,
Vancouver, British Columbia, V6E 4N7

and

Management Office
Ground Floor, 138 West Street
Sandton, South Africa, 2146
Telephone: +27-11-301 1800      Fax: +27-11-301 1840

MANAGEMENT INFORMATION CIRCULAR
as at May 15, 2008

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Great Basin Gold Ltd. (the "Company") for use at the annual special general meeting (the "Meeting") of its shareholders to be held on June 23, 2008 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Management Information Circular, references to “Great Basin”, "the Company", "we" and "our" refer to Great Basin Gold Ltd. "Common Shares" means Common Shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we will reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare Investor Services Inc "Computershare". These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions. Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly called “ADP Investor Communication Services”) (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, by 2 PM (Pacific time) on June 19, 2008 to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the "Board") of the Company has fixed May 15, 2008 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. As of April 30, 2008, there was a total of 211,711,428 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company as at May 15, 2008.

The following documents filed with the securities commissions or similar regulatory authority of all Provinces and Territories in Canada are specifically incorporated by reference into, and form an integral part of, this Management Information Circular:

  Annual Information Form filed for the fiscal year ended December 31, 2007;

  Financial Statements for the year ended December 31, 2007, report of the auditor and related management discussion and analysis; and

  other publicly filed documents incorporated by reference therein.

A copy of these documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from Bernhard Zinkhofer, the Corporate Secretary of the Company, at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, telephone: 604-917-7483 or fax: 604-893-2395. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2007, with related management discussion and analysis thereof and the report of the auditor, will be placed before the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. In the unlikely event there are additional nominees for election from the floor of the Meeting for the office of director or auditor, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or represent by proxy, shareholders who, in the aggregate, hold at least 331/3 of the issued shares entitled to be voted at the meeting.

ELECTION OF DIRECTORS

There are currently nine directors on the Board. David C. Copeland has indicated that he will not stand for reelection as a director. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company or if no director is then elected, until a successor is elected.

Due to the unavailability of David J. Copeland, the Board will be reduced from nine directors to eight directors. The following table and biographical descriptions sets out the names of management’s eight nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years, the period of time during which each has been a director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 15, 2008:

Name of Nominee, Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares, Options and Warrants Beneficially Owned or Controlled(1)(11)
Patrick R. COOKE Director Gauteng, South Africa	Since April 2006	425,202 Shares 290,000 Options(2)
T. Barry COUGHLAN Director British Columbia, Canada	Since February 1998	20,000 Shares 450,000 Options(3)
Ferdinand DIPPENAAR President, Chief Executive Officer and Director Gauteng, South Africa	Since December 2005	232,000 Shares (5) 1,537,000 Options(4)
David M.S.ELLIOTT Director British Columbia, Canada	Since July 2004	44,400 Shares 290,000 Options(6)

Name of Nominee, Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares, Options and Warrants Beneficially Owned or Controlled(1)(11)
Wayne KIRK Director California, United States	Since July 2004	40,000 Shares 350,000 Options (7)
Sipho A. NKOSI Director Gauteng, South Africa	Since August 2003	Nil Shares 390,000 Options(8)
Walter T. SEGSWORTH Director British Columbia, Canada	Since January 2003	50,000 Shares 415,000 Options (9)
Ronald W. THIESSEN Chairman of the Board and Director British Columbia, Canada	Since October 1993	488,531 Shares 618,500 Options (10)

Notes:

(1)

The information as to Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. All the shares previously held by Ballottine Investments (Proprietary) Limited ("Ballottine") have either been sold or transferred into the names of the individual former Southgold Exploration (Pty) Limited ("Southgold") members, who previously held the Great Basin Gold Ltd Common Shares via Ballottine. Southgold was acquired by the Company in 2002 and all outstanding matters with the former Southgold shareholders were settled in 2006 (see "Interest of Informed Persons in Material Transactions").

(2)

Mr. Cooke holds options to purchase 90,000 shares at an exercise price of $2.45 expiring on November 8, 2011, 90,000 shares at an exercise price of $2.68 expiring on April 18, 2012 and 110,000 Common Shares at $3.60 per share expiring on April 10, 2013.

(3)

Mr. Coughlan holds options to purchase 30,000 Common Shares at an exercise price of $1.62 expiring on December 18, 2008, 220,000 Common Shares at an exercise price of $2.45 expiring on April 30, 2011, 90,000 Common Shares at an exercise price of $2.68 expiring on April 18, 2012 and 110,000 Common Shares at $3.60 per share expiring on April 10, 2013.

(4)

Mr. Dippenaar holds options to purchase 400,000 Common Shares at an exercise price of $1.14 expiring on December 31, 2010, 477,000 Common Shares at an exercise price of $2.68 expiring on April 18, 2012 and 660,000 Common Shares at an exercise price of $3.60 expiring on April 10, 2013.

(5)	Mr. Dippenaar holds 232,000 Common Shares.

(6)

Mr. Elliott holds options to purchase 90,000 Common Shares at an exercise price of $2.45 expiring on April 30, 2011, 90,000 Common Shares at an exercise price of $2.68 expiring on April 18, 2012 and 110,000 Common Shares at $3.60 per share expiring on April 10, 2013.

(7)

Mr. Kirk holds options to purchase 60,000 Common Shares at an exercise price of $1.62 expiring on December 18, 2008., 90,000 Common Shares at an exercise price of $2.45 expiring on April 30, 2011, 90,000 Common Shares at an exercise price of $2.68 expiring on April 18, 2012 and 110,000 Common Shares at $3.60 per share expiring on April 10, 2013.

(8)

Mr. Nkosi holds options to purchase 100,000 Common Shares at an exercise price of $1.62 expiring on December 18, 2008, 90,000 Common Shares at an exercise price of $2.45 expiring on April 30, 2011, 90,000 Common Shares at an exercise price of $2.68 expiring on April 18, 2012 and 110,000 Common Shares at $3.60 per share expiring on April 10, 2013.

(9)

Mr. Segsworth holds options to purchase 100,000 Common Shares at an exercise price of $1.62 expiring on December 18, 2008, 90,000 Common Shares at an exercise price of $2.45 expiring on April 30, 2011, 90,000 Common Shares at an exercise price of $2.68 expiring on April 18, 2012 and 135,000 Common Shares at an exercise price of $3.60 expiring on April 10, 2013.

(10)

Mr. Thiessen holds options to purchase 200,000 Common Shares at an exercise price of $1.62 expiring on December 18, 2008, 135,000 Common Shares at an exercise price of $2.45 expiring on April 30, 2011, 135,000 Common Shares at an exercise price of $2.68 expiring on April 18, 2012 and 148,500 Common Shares at an exercise price of $3.60 expiring on April 10, 2013.

(11)

As of May 15,, 2008, the total beneficial security holdings of the current directors and Named Executive Officers are 1,268,133 Common Shares (which represent approximately 1% of the current issued and outstanding shares), and 4,340,500 options. The four senior Officers of the Company, other than Mr. Dippenaar hold 2,243,334 options.

BIOGRAPHICAL INFORMATION

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

PATRICK R. COOKE, B.Comm (Wits), CA (SA) – Director

Patrick Cooke is a native of South Africa and received his Chartered Accountant designation in South Africa in 1981. As a Chartered Accountant he worked as a management consultant with one of the large accounting companies as well as working for a merchant bank. Mr. Cooke has been responsible for listing two companies on the main board of the Johannesburg Stock Exchange and was the Financial Director of a third JSE listed company. His industry experience is wide, having been involved in information technology, fast moving consumer goods, financial services and professional services companies.

Mr. Cooke has been involved with the Pangea Group initially as a consultant on the Burnstone Project and the vending of that project to the Company and is the Financial Director of the Pangea Group Mr. Cooke is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Pangea DiamondFields PLC (1)	Director	August 2006	Present
Great Basin Gold Ltd.	Director	April 2006	Present

Note:
(1) London Stock Exchange.

T. BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	May 2006	Present
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 2001	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002

FERDINAND DIPPENAAR, B. Proc, MBA – President and Chief Executive Officer and Director

Ferdi Dippenaar is a resident of the Republic of South Africa and is a well known member of the gold mining industry in South Africa. He holds a Bachelors of Commerce and Procuration Degrees, and an MBA from North West University in South Africa.

Mr. Dippenaar started his career at the Buffelsfontein gold mine in 1982 and was employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony Gold’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997, overseeing Harmony’s service delivery departments, corporate affairs and the company’s investor relations. Most recently he was the Executive Director of Marketing for Harmony. Mr. Dippenaar was appointed Director, President and CEO of Great Basin Gold Ltd. in December 2005.

Mr. Dippenaar is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Kryso Resources Inc(1)	Director	April 2007	Present
Great Basin Gold Ltd.	Director, President and Chief Executive Officer	December 2005	Present
Harmony Gold Mining Co. Ltd. (2)	Executive Director	1997	November 2005

Notes:

(1)	London Stock Exchange.
(2)	Johannesburg Stock Exchange.

DAVID M.S. ELLIOTT, B.Comm, ICD.D, F O – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation with KPMG LLP. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services.

Mr. Elliott is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 2005	Present

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2003
	President	May 2002	June 2004

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

SIPHO A. NKOSI, B.Comm (Hons) (Econ), MBA, Diploma in Market Management – Director

Sipho Nkosi began his career as a market analyst with Ford Motor Company South Africa in 1980. In 1986 he moved to Anglo American Coal Corporation where he worked as a marketing coordinator. In 1992 he joined Southern Life Association as senior manager, strategic planning. In 1993 he accepted the position of marketing manager, new business development at Trans-Natal Coal Corporation, which later became Ingwe Coal Corporation. In 1997 he joined Asea Brown Boveri (South Africa) Limited as vice president marketing. He joined ABB Power Generation in 1998 as managing director. He was the founder and chief executive officer of Eyesizwe Holdings since 2001. Mr. Nkosi was appointed as chief executive officer of Exxaro Resources Limited during November 2006.

Other current directorships: African Life Company (Pty) Ltd; Everest Systems Solutions (Pty) Ltd; Eyesizwe Coal (Pty) Ltd; Eyesizwe Holdings (Pty) Ltd; Eyesizwe Mining (Pty) Ltd; Gold Fields Coal Ltd; Richards Bay Coal Terminal Company Ltd; Amawazi Technologies and Exxarro Resources Ltd.

Mr. Nkosi is or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Exxaro Resources Ltd (formerly Khumba Resources Ltd (1)	Chief Executive Officer	September 2007	Present
Eyesizwe Coal (1)	Chief Executive Officer	June 2000	November 2006

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
Great Basin Gold Ltd.	Director	August 2003	Present

Note:
(1) Johannesburg Stock Exchange Ltd.

WALTER T. SEGSWORTH, P.Eng – Director

Walter Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth’s tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

Mr. Segsworth is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	September 2004	Present
Anooraq Resources Corporation	Director	March 2004	September 2004
Great Basin Gold Ltd.	Director	January 2003	Present
Cumberland Resources	Director	May 2002	April 2007
Yukon Zinc Corp.	Director	February 2001	Present
Novagold Resources Inc.	Director	May 2002	November 2002
UEX Corporation	Director	March 2002	Present
Plutonic Power Corp	Director	October 2003	Present
Centenario Copper Corporation	Director	March 2004	Present

RONALD W. THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	April 2006
	Chairman	April 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	August 2006
	Chairman	September 2006	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

Directors to be elected pursuant to any arrangement or understanding:

Pursuant to a Voting Trust Arrangement entered into at the time the Company purchased Southgold Exploration (Pty) Ltd. (which held the Burnstone Option rights), the Company has agreed that it will, for so long as the former Southgold Shareholders (the "former Southgold Shareholders") collectively own more than 10% of the outstanding Shares, nominate for election as directors, two nominees selected by the former Southgold Shareholders. Also, pursuant to the Voting Trust Arrangement, the former Southgold Shareholders have agreed to vote in favour of all of managements nominees to the Board of Directors, and for all management proposed resolutions. The former Southgold Shareholders obligation to vote in favour of Management’s nominees and proposed resolutions expires with respect to the shares they received in 2002 upon the earlier of April 30, 2008 and the date the former Southgold Shareholders dispose of their Shares however this obligation will continue in connection with the shares issued under the Settlement Agreement for another five years. Mr. Cooke and Mr.

Robert Still (who resigned during November, 2006) were thus nominated (see “Interest of Informed Persons in Material Transactions” below) and appointed as directors of the Company. Due to the fact that these shareholders currently hold under 10% of the outstanding shares, the Company has not appointed a second director to fill the vacancy created by the resignation of Mr. Still.

Pursuant to the Subscription and Acquisition Agreement dated August 8, 2007, in which the Company’s Black Economic Empowerment transaction was finalised, Tranter Gold (Pty) Ltd (“Tranter Gold”), as long as it holds 5% or more of the issued share capital of Great Basin Gold Ltd, shall be entitled to appoint one director to the Board of Directors of the Company. Mr. Nkosi, who was already serving on the Company’s Board of Directors, was nominated as Director by Tranter Gold. Tranter Gold currently holds approximately 9.3% of the issued share capital of Great Basin Gold Ltd on a fully diluted basis.

No proposed director or executive officer within the last 10 years before the date of this Management Information Circular acted in that capacity for a company that:

(a)	was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No penalties or sanctions were imposed against any proposed director (inclusive of any personal holding companies of the proposed director) in terms of any settlement agreement or by a court relating to securities legislation or by a securities regulatory authority that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, of, PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada will be nominated at the Meeting for appointment as auditor of the Company at remuneration to be fixed by the Audit Committee of the Board of Directors. The Chairman of the Company’s Audit Committee issued a Notice of Change of Auditor on July 26, 2007 to KPMG LLP (“KPMG”) and PricewaterhouseCoopers LLP (“PWC”). The Notice of Change of Auditor confirmed that the Audit Committee resolved on July 24, 2007 that “the resignation of KPMG LLP, effective July 24, 2007 as the auditor of the Company be accepted and that PriceWaterhouseCoopers LLP be appointed as the auditor of the Company, effective July 24, 2007, to hold office until the next annual meeting”.

There were no reportable disagreements between the Company and KPMG and no qualified opinions or denials of opinions by KPMG LLP for the purposes of National Instrument 51-102. A copy of the Company’s Reporting Package with respect to the termination of KPMG and proposed appointment of PWC as auditor of the Company (including the a Notice of Change of Auditor, a letter from KPMG and a letter from PWC) is attached as Schedule “A” to this Information Circular.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators ("NI52-110") requires the Company to disclose annually in its Management Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter is available for download from the Company’s website, mentioned on the last page hereof, as Appendix 6 to the Company’s Corporate Governance Policies and Procedures Manual.

Composition of the Audit Committee

The members of the audit committee are Messrs. Elliott, Cooke and Kirk. . Each audit committee member is an independent director and is financially literate. Mr. Elliott, the Committee’s chairman, is a chartered Accountant and hence a financial expert. In 2007 the Audit Committee met five times and as of the date of this Management Information Circular Audit Committee met twice in 2008.

Relevant Education and Experience

Disclosure respecting the education and experience of the Committee is provided in their biographies above. As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements; and

  internal controls and procedures for financial reporting.

Reliance on Certain Exemptions

PricewaterhouseCoopers LLP (“PWC”) were appointed as external auditors on July 24, 2007 after the resignation of KPMG LLP (“KPMG”) on the same date. The Company’s external auditors, KPMG and later PWC, provided certain material non-audit services for the financial year of 2007 comprised of audit-related fees totalling $40,871, tax fees totalling $40,834 and other fees totalling $578.

Pre-Approval Policies and Procedures for Audit and Non-Audit Services

The audit committee has adopted specific policies and procedures for the engagement of audit and non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by the external auditors to the Company to ensure auditor independence. Fees paid to KPMG and PWC for audit and non-audit services in the last two fiscal years are outlined in the following table:

Services:	Year ended December 31, 2007	Year ended December 31, 2006
Audit Fees(1)	$366,876	$234,175
Audit-Related Fees(2)	$40,871	$66,000
Tax Fees(3)	$40,834	–
All Other Fees(4)	$578	–
	$449,159	$300,175

Notes:

(1)

“Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101F1 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101F1.

Constitution and Independence of the Board

A majority of the members of the Board of Directors are independent directors and thus the Board is able to act independently from management. The Board of Directors is currently comprised of nine persons (including David J. Copeland) , of whom five are independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The following table outlines the Company’s current independent and non-independent directors and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent

Ferdinand Dippenaar	Non-Independent - basis for determination: Serves as President and Chief Executive Officer of the Company
Ronald W. Thiessen	Non-Independent - basis for determination: Serves as director of Hunter Dickinson Services Inc that provides administrative services to the Company.
Sipho A. Nkosi	Non-Independent - basis for determination: Serves as a director of Tranter Gold (Pty) Ltd, the Black Economic Empowerment partner of the Company in respect to its Burnstone project in South Africa.
David J. Copeland (1)	Non-Independent - basis for determination: Serves as director of Hunter Dickinson Services Inc that provides administrative services to the Company.
Patrick R. Cooke	Independent
T. Barry Coughlan	Independent
David M.S. Elliott	Independent
Wayne Kirk	Independent
Walter T. Segsworth	Independent

Note:

(1) David J. Copeland has indicated that he will not stand for re-election as director.

A majority of the Board is therefore independent.

The Board continues to focus on developing its independence from management. The independent members of the Board meet without non-independent directors and management at least once annually. The Board, however, encourages open and candid discussions among its independent directors, and in terms of the Board’s mandate, directors in discharging their fiduciary duties of care loyalty and candour, are expected to exercise their business judgement to act in what they reasonably and honestly believe to be in the best interests of the Company and of its shareholders.

In terms of the Board’s mandate, directors may at reasonable times and with reasonable notice have full access to employees and officers of the Company. Furthermore, the charters of the Audit, Nominating and Governance and Compensation Committees provide that those committees may engage outside advisors at the expense of the Company in appropriate circumstances, and the Committees have retained independent advice on occasion.

The Chairman of the Board, Ronald Thiessen, is not an independent director as he is also a director of Hunter Dickinson Services Inc as stated above. To enhance the leadership amongst its independent directors the Board has appointed independent members as chairmen of the various Board Committees.

Other Directorships

The section entitled "Election of Directors" in this Management Information Circular gives details of other reporting issuers (Canadian or foreign) of which each director is a director or officer.

The attendance record of directors at the Board meetings is as follows:

Attendance Record of Directors From January 1, 2007 to March 27, 2008(1)
Name	Board Meetings Attended	% of Board Meetings Attended
Patrick R. COOKE	5	100%
T. Barry COUGHLAN	5	100%
Ferdinand DIPPENAAR	5	100%
David M.S. ELLIOTT	5	100%
Wayne KIRK	5	100%
Sipho A. NKOSI	3	60%
Walter T. SEGSWORTH	4	80%
Ronald W. THIESSEN	4	80%

Note:

(1) A subsequent Board meeting took place on May 8, 2008.

Board Mandate

The Board mandate is set out in Appendix 1 to the Company’s Corporate Governance Policies and Procedures Manual that has been published on its website mentioned on the last page hereof.

Stewardship of the Company

The Company’s Board of Directors is empowered by governing corporate law, the Company’s Articles and the Corporate Governance Policies and Procedures Manual (which was most recently amended by the Board of

Directors, effective from November 2, 2007) to supervise the management of the affairs and business of the Company.

The Board of Directors performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company’s operations are developed by Senior Management and reviewed and approved by the Board.

The Chief Executive Officer has appointed a Risk Steering Committee with the responsibility to identify the principal risks to the Company’s business. The Committee is working with management to implement an enterprise-wide risk management program to identify risks and to establish systems and procedures to ensure that these risks are monitored, mitigated and managed. The Risk Steering Committee is comprised of the President and Chief Executive Officer, the Chief Financial Officer and the Vice-President, Business Services and reports to the Board of Directors on a quarterly basis.

All appointments of Senior Management are approved by the Board. During December 2005 Mr. Dippenaar became the new President and Chief Executive Officer of the Company. The appointment of Mr. Dippenaar as President and Chief Executive Officer of the Company was recommended by four independent members of the Company in conjunction with the Compensation Committee of the Company and approved by the Board.

With the resignation of Ms. Smit, effective December 31, 2007, the appointment of the new Chief Financial Officer, Mr. Lourens A. van Vuuren was recommended by the Audit Committee comprising 4 independent members and approved by the Board, effective 00 March 2008.

The Company has adopted a Disclosure Policy to ensure effective communication between the Company and its shareholders and the public. The Board of Directors has delegated responsibility for communication with the public and the Company’s shareholders to its President and Chief Executive Officer. Procedures are in place to ensure proper, recording, collection and dissemination of information, and that those shareholders who request information about the Company receive it in a timely manner. Inquiries by shareholders are directed to and dealt with by the President and Chief Executive Officer and designated Senior Managers.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company’s external auditor reports directly to the Audit Committee. In its regular meetings with the external auditor, the Audit Committee discusses, among other things, the Company’s financial statements and the adequacy and effectiveness of the Company’s internal controls and management information systems. The auditors have an in camera session with the Audit Committee on a regular basis.

Orientation and Continuing Education

The Board is developing a Director’s Orientation Policy for new directors. New directors, as part of the proposed orientation program, will meet with senior management to discuss the business of the Company, receive a binder of relevant corporate information, Board policies and historical and current operating and financial information, and may tour selected offices of the Company.

Ethical Business Conduct

The Company has adopted a Code of Ethics that governs the behaviour of its directors, officers and employees. The standards are available at www.sedar.com. The Code of Ethics and Trading Restrictions are set out as Appendix 4 of the Company’s Corporate Governance Policies and Procedures Manual that is available on the Company’s website mentioned on the last page hereof. The Chairs of the Audit and Nominating and Governance Committees are responsible for monitoring compliance with the Code.

The Board of Directors has in place a number of policies designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. The articles of association of the

Company contain similar provisions. In those circumstances, the relevant director and officer must declare his interest and in the case of a director, refrain from voting, and the Audit Committee considers the interested party transaction in advance of its consideration by the Board.

Board Committees

The Company has six Board committees: the Executive Committee, the Nominating and Governance Committee; the Audit Committee, the Environmental Health and Safety Committee, the Investment Committee, and the Compensation Committee. The Company also has a Disclosure Committee which is not a Board Committee.

The Board appointed the following Committees for 2008 on May 8, 2008:

Audit Committee	Compensation Committee	Nominating & Governance
Committee
David M.S. Elliott, Chair	T. Barry Coughlan, Chair	Wayne Kirk, Chair
Patrick R. Cooke	Patrick R. Cooke	Patrick R. Cooke
Wayne Kirk	David M.S. Elliott	T. Barry Coughlan
	Sipho A. Nkosi	Sipho A. Nkosi

Environmental, Health and	Investment Committee	Executive Committee
Safety Committee
Walter Segsworth	Ferdinand Dippenaar, Chair	Ronald W. Thiessen, Chair
	David M.S. Elliott	Patrick R. Cooke
	Walter Segsworth	Ferdinand Dippenaar
Ronald W. Thiessen

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board has a nominating and governance committee, however, the nomination of candidates for election and selection to the Board continues to be currently performed by the Board as a whole.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of three independent directors, Messrs. Cooke, Coughlan and Kirk (Chairman), and non-independent director Mr. Nkosi.

The committee met four times in 2007.

The Nominating and Governance Committee monitors corporate governance issues, including the governance of the Board of Directors and Board committees. This Committee’s mandate includes:

(a)           developing and recommending to the Board the standards to be applied in assessing whether the Company’s directors are independent,

(b)           performing the annual evaluation of the effectiveness of the Board and Board committees. (The process used for these assessments is described under the heading “Assessments” below),

(c)           seeking out and recommending to the Board the nominees for election or re-election to the Board and for the appointment to Board committees, although the nomination of candidates for election to the Board continues to be currently performed by the Board as a whole,

(d)           developing succession planning strategies for the Board and its committees, and

(e)           recommending to the Board the size of the Board and criteria for directors in terms of experience, expertise, and such other areas deemed relevant to the current and future needs of the Company.

Audit Committee

The Audit Committee is comprised of three independent directors, Messrs. Elliott (Chairman), Kirk and Cooke. All of the members of the Audit Committee are financially literate. The Committee met five times in 2007.

The Audit Committee’s mandate and responsibilities are detailed in its charter, and include:

(a)           assisting in the identification of the principal risks of the Company’s business and, with the assistance of management, establishing procedures to ensure that these risks are monitored,

(b)           overseeing the work of the external auditor engaged for the purpose of preparing or issuing an audit report or related work,

(c)           recommending to shareholders the appointment of the external auditor,

(d)           approving all audit- and non-audit services to be provided by the external auditor and the compensation of the external auditor, and

(e)           reviewing the Company’s financial statements, Management Discussion and Analysis, and earnings press releases before the Company publicly discloses this information.

(f)           Overseeing the work of the internal auditor of the Company.

The Audit Committee is also responsible for seeing to the independence and qualifications of the external auditor.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets at least quarterly to review financial statements and management’s discussion and analysis and meets at least twice annually with the Company’s external auditor. The Audit Committee discusses, among other things, the annual audit and the adequacy and effectiveness of the Company’s internal control and management information systems. The Audit Committee also discusses the annual financial statements and related management’s discussion and analysis with the external auditor.

See “Audit Committee” in the Company’s Annual Information Form for the year ended December 31, 2007 for more information concerning the Audit Committee and its members.

Compensation Committee

The Compensation Committee recommends compensation for the directors and the executive officers and administers the Company’s stock option plan.

The Compensation Committee is comprised of three independent directors, Messrs. Cooke, Coughlan (Chairman) and Elliott, and non-independent director Nkosi.

The Committee met four times in 2007.

In terms of the charter of the Compensation Committee, the Chief Executive Officer of the Company shall not be present during any vote or deliberation of the Committee regarding the performance or compensation of the Chief Executive Officer.

This Committee’s mandate includes

(a)           assisting the Board in discharging the Board’s responsibilities relating to executive officer and director compensation,

(b)           providing oversight with respect to the evaluation of management, and

(c)           providing oversight with respect to the Company’s compensation strategies, practices and incentive compensation plans.

(d)           This Committee has been empowered to ensure the effectiveness of the Company’s executive officers and appropriate management continuity, including a succession plan for the chief executive officer and other executive officers. The Compensation Committee formally evaluates the performance of the chief executive officer and recommends to the board of directors the chief executive officer’s compensation. It also ensures the reasonableness and appropriateness of the compensation arrangements and compensation level for all of the Company’s executive officers. The Compensation Committee monitors the overall soundness and effectiveness of director, executive officer and employee compensation and benefit programs. The Committee administers the Company’s stock option plan. This Committee reports to the Board on compensation issues following the meetings of the Committee.

Environmental, Health and Safety Committee

The Safety Committee currently is comprised solely of Mr. Segsworth, who was appointed by the Board on August 7, 2007. The overall purpose of the Environmental, Health and Safety Committee (the "Committee") is to review and monitor on behalf of the Board of Directors (the “Board”):

(a)           the environmental policies and activities of the Corporation; and

(b)           the policies and activities of the Corporation as they relate to the health and safety of employees of the Corporation in the workplace.

Since the appointment of the Committee it has delivered a report to the Board during each Board meeting.

Investment Committee

The Investment Committee was appointed by the Board on May 8, 2008 and is comprised of Mr. Dippenaar (Chairman and non-independent director), two independent directors, Messrs. Elliott, Segsworth and non-independent director Mr. Thiessen.

The Committee shall provide assistance to the Board in fulfilling the investment strategy and performance component of its Corporate Governance responsibilities in respect of the Company’s non-core mining investments, being any investments other than in its two material mining projects.

As of the date of the Management Information Circular the Investment Committee has not convened.

Executive Committee

The Executive Committee was appointed by the Board on May 8, 2008 and is comprised of non-independent directors Messrs. Thiessen (Chairman) and Dippenaar and one independent director, Mr. Cooke.

The Executive Committee has the authority to exercise Board specific delegated authority.

As of the date of the Management Information Circular the Executive Committee has not convened.

In terms of the Company’s Articles of Association none of the Board Committees have the power to fill vacancies in the board of directors, remove a director or, change the membership or fill vacancies in any of the board committees.

The Disclosure Committee, which is a non-Board Committee, is comprised of the Chief Executive Officer, the Chief Financial Officer, a Corporate Secretary and senior members of management. The quorum of the Disclosure Committee is the Chief Executive Officer plus any two members.

The Disclosure Committee’s mandate and responsibilities are detailed in its Charter, and include:

(a)           determining whether information is material and ensuring the timely disclosure of material information in accordance with securities laws;

(b)           reviewing the Company’s disclosure policy to ensure that it addresses the Company’s principal business risks, changes in operations or structure, and facilitates compliance with applicable legislative and regulatory reporting requirements;

(c)           designing disclosure controls and procedures and directing and supervising an annual or interim evaluation of the effectiveness of the Company’s disclosure controls and procedures, and presenting the results of the evaluations to the Audit Committee; and

(d)           ensuring that policies and guidance related to corporate disclosure and financial reporting are developed and issued.

All material disclosures are forwarded to the Board for comments prior to the release thereof. All press releases are required to be approved by at least two independent directors, one of which must be a member of the Audit Committee.

Assessments

The Board and the Board Committees are required to self assess annually in respect to their effectiveness and contribution. The Board completed and approved the assessment on May 8, 2008 in respect to the 2007 financial year. The assessment was conducted by way of a questionnaire forwarded to the Directors by the chairman of the Nominating and Governance Committee. In terms of this assessment the Board is satisfied that the Board and its Committees function effectively and that all the Directors contribute towards the effective and efficient oversight of the management of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

For the year January 1, 2007 to December 31, 2007 the aggregate direct remuneration paid or payable to the Company’s Named Executive Officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company was $1,342,222, exclusive of performance bonuses for 2007 which were paid during March 2008 totalled $414,700.

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year of December 31, 2007 and whose compensation including bonus exceeds $150,000, as well as any additional individuals for whom disclosure would have been required except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation of Named Executive Officer Table

OFFICERS Name and Principal Position	Year	Annual Compensation for 2007 (1)			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Perform- ance Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)(11)
Willem J.P. BECKMANN (2) Vice President: Business Services	2007 2006	158,123(1) 133,716	51,000(2) 29,342	Nil Nil	79,000(3) 400,000	Nil Nil	Nil Nil	Nil Nil
Ferdinand DIPPENAAR (5) President and Chief Executive Officer,	2007 2006 2005	509,989(1) 442,001 Nil	160,000(2) 105,760 Nil	Nil Nil Nil	477,000(4) Nil 680,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dawid J. MOSTERT (2) Vice President: Human Capital	2007 2006	200,692(1) 170,878	61,200(12 37,344	Nil Nil	79,000(3) 400,000	Nil Nil	Nil Nil	Nil Nil
Johan G. OELOFSE(2) Chief Operating Officer	2007 2006	294,413(1) 262,690	90,000(2) 55,423	Nil Nil	75,000(6) 400,000	Nil Nil	Nil Nil	Nil Nil
Zelda SMIT(7) Chief Financial Officer	2007 2006	179,005 62,823(1)	52,500(2) 8,590	Nil Nil	20,000 400,000	Nil Nil	Nil Nil	Nil Nil
Ronald W. THIESSEN(8) Chairman	2007 2006 2005 2004	35,000(12) 72,015 69,355 39,259	Nil 20,967 Nil Nil	Nil Nil Nil 3,600(10)	135,000(9) 135,000 Nil 200,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Notes:

(1)

Messrs. Beckmann, Dippenaar, Mostert and Oelofse and Ms. Smit were paid in South African Rand (‘ZAR’) up to September 30, 2007 and thereafter in $. An average conversion rate of ZAR 0.1522:$ 1 was utilised to determine the ZAR compensation.

(2)	The bonuses for 2007 were paid during March 2008.
(3)	Messrs. Beckmann and Mostert were each granted options for an additional 220,000 Common Shares in 2008.
(4)	Mr. Dippenaar was granted an option for an additional 660,000 Common Shares in 2008.
(5)	Mr. Dippenaar was appointed in December 2005 and became President and Chief Executive Officer in January 2006.
(6)	Mr. Oelofse was granted an option for an additional 330,000 Common Shares in 2008.
(7)	Ms. Smit was appointed on October 1, 2006 and resigned on December 31, 2007.
(8)	Mr. Thiessen resigned as Chief Executive Officer on December 6, 2005.
(9)	Mr. Thiessen was granted an option for an additional 148,500 Common Shares in 2008.
(10)	These funds represent fees paid to directors for attending meetings in 2004.
(11)

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIP compensation to any Named Executive Officer during the most recently completed financial year.

(12)	The Board approved a salary increase for directors January 1, 2008 taking the annual base salary to $45,000.

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2007 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name:	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (3)	Expiration Date
Willem J.P. BECKMANN	79,000 (1)	1.31	$ 2.68	$211,720	Apr 18, 2010
Ferdinand DIPPENAAR	477,000 (1)	7.89	$ 2.68	$1,278,360	Apr 18, 2012
Dawid J. MOSTERT	79,000(1)	1.31	$ 2.68	$211,720	Apr 18, 2010
Johan G. OELOFSE	75,000(1)	1.24	$ 2.68	$201,000	Apr 18, 2010
Zelda SMIT(2)	20,000(1)	0.33	$ 2.68	$53,600	Apr 18, 2010
Ronald W. THIESSEN	135,000(1)	2.23	$ 2.68	$361,800	Apr 18, 2012

Note:

(1)	Messrs. Beckmann, Dippenaar, Mostert, Oelofse and Thiessen were granted options in 2008.
(2)	Ms. Smit resigned on December 31, 2007.
(3)	The volume weighted average price for the 5 trading days on the TSX preceding the grant was $2.68.

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2007 and the values of outstanding options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Named Executive Officers	Securities Acquired on Exercise #	Aggregate value realized ($)	Unexercised options at FY end # Exercisable /Unexercisable	Value of Un-exercised in-the-money options at FY end ($) Exercisable/Unexercisa ble
Willem J.P. BECKMANN	Nil	Nil	293,000 Exercisable 186,000 Unexercisable	$ 706,668 Exercisable $ 353,333 Unexercisable
Ferdinand DIPPENAAR	Nil	Nil	839,000 Exercisable 318,000 Unexercisable	$ 1,802,000 Exercisable $ 0(1) Unexercisable
Dawid J. MOSTERT	266,666	$551,999	26,334 Exercisable 186,000 Unexercisable	$ 0 (2) Exercisable $ 353,333 Unexercisable
Johan G. OELOFSE	Nil	Nil	291,667 Exercisable 183,333 Unexercisable	$ 706,668 Exercisable $ 353,333 Unexercisable
Zelda SMIT	273,332	$570,775	0 Exercisable 146,668 Unexercisable(3)	$ 0 Exercisable $ 353,333 Unexercisable
Ronald W. THIESSEN	109,000	$127,530	335,000 Exercisable 135,000 Unexercisable	$ 768,500 Exercisable $ 119,250 Unexercisable

Notes:

(1)	The balance of Mr. Dippenaar’s unexercisable options were granted at $2.68 and therefore not ‘in-the-money’.
(2)	The balance of Mr. Mostert’s exercisable options were granted at $2.68 and therefore not ‘in-the-money’.
(3)	These options were subsequently cancelled in terms of the Company’s Share Option Plan as they had not vested within the required period.

No share options were re-priced on behalf of the Named Executive Officers during the financial year ended December 31, 2007.

Defined Benefit or Actuarial Plan Disclosure

There are no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

Written employment contracts between the Company and Mr. Dippenaar, the President and Chief Executive Officer and Executive Officers of the Company, were recommended by the Compensation committee and approved by the Board on February 27, 2008. The employment contracts provide for compensation payable under certain circumstances in the event of resignation or termination of employment of the Executive Officers’ employment or from a change of the Executive Officers’ responsibilities following a change in control. The contract of the President and Chief Executive Officer of the Company provides for annual holiday leave of 30 calendar days.

Other than the detail set out in the preceding paragraphs, there are no compensatory plans or arrangements with respect to any Named Executive Officer.

Ms. Smit, the former Chief Financial Officer of the Company, resigned on December 31, 2007.

Compensation Committee Disclosure

The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation of the executive officers of the Company. Specifically, this Committee has been empowered to evaluate the performance of the President of the Company and to recommend to the Board of Directors the compensation level of the President; to review the compensation levels of the executive officers of the Company and to report thereon to the Board of Directors; to grant share options to directors, officers and employees of the Company; to conduct such surveys and studies as the Committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; to review management’s strategy for succession planning, and to consider any other matters which, in the Committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s executive officers.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. Taking into consideration the recommendation of the Compensation Committee, the Board determines the type and amount of compensation for the President and Chief Executive Officer and the other executive officers. In addition, the Compensation Committee reviews and the Board approves the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee tracks independent competitive market information on compensation levels for the Company’s executives.

Except for the Chairman, the Officers of the Company serve the Company on a full-time basis and they are compensated accordingly by the Company.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Company’s primary objective is to achieve certain strategic objectives and milestones. The Compensation Committee considers executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the base salary and competitive factors. Options vest on terms established by the Compensation Committee.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base cash compensation and variable cash compensation levels are determined in part based on independent market survey data.

At least annually, the Compensation Committee is to review the grants of stock options to management and employees. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the interests of the Chief Executive Officer with the interests of shareholders. As at April 30, 200, stock options to purchase an additional 660,000 Common Shares were granted to the Chief Executive Officer.

The Chief Executive Officer is engaged directly and compensated by the Company.

Compensation of Directors

“Non-officer” directors are compensated in those capacities and do not receive any additional fees for acting as directors. The non-officer Directors received the following cash compensation during 2007:

	Director’s Annual Fees in lieu of all other fees for meetings, document reviews etc	Chairmanship of Committees per annum
Non-officer Directors (1)	$35,000(2)	-
David M.S. Elliott - Chair Audit Committee	-	$5,000
T. Barry Coughlan - Chair Compensation Committee	-	$3,000
Wayne Kirk - Chair Nominating and Governance Committee	-	$3,000

Notes:

(1)

David J. Copeland, a director, is engaged on a part time basis in the Company’s projects and as a consequence, received $36,771 in market related fees paid to his personal engineering firm for engineering services provided during the year ended December 31, 2007, (in 2006 he received $112,348 for such services).

(2)	The Directors fees were increased to $45,000 per annum from January 1, 2008.

The Company paid $156,286 during 2007 (2006 – $198,642) to a private company Plateau Resources (Pty) Ltd. (“Plateau”) which has certain directors in common with the Company, namely Ronald W. Thiessen and David J. Copeland. The Company sub-leased its South African premises from Plateau pursuant to a cost-sharing arrangement with no profit element involved. The sub-lease lapsed on November 30, 2007 and the Company has since entered into a new lease agreement under its own name.

Option Grants to Directors during the Most Recently Completed Financial Year

Director Name	Securities under Option #	Exercise Base Price	Market Value of Securities Underlying Options on Date of Grant	Expiry Date
Patrick R. COOKE	90,000	$2.68	$241,200	April 18, 2012
T. Barry COUGHLAN	90,000	$2.68	$241,200	April 18, 2012
Ferdinand DIPPENAAR	477,000	$2.68	$1,278,360	April 18, 2012
David M.S.ELLIOTT	90,000	$2.68	$241,200	April 18, 2012
Wayne KIRK	90,000	$2.68	$241,200	April 18, 2012
Sipho A. NKOSI	90,000	$2.68	$241,200	April 18, 2012
Walter SEGSWORTH	90,000	$2.68	$241,200	April 18, 2012
Ronald W. THIESSEN	135,000	$2.68	$361,800	April 18, 2012

PERFORMANCE GRAPH

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on September 3, 2003 to December 31, 2007 with the total cumulative return on the Toronto Stock Exchange composite for mining companies.

(1) On September 3, 2003 the Company ceased trading on the TSX Venture Exchange and was listed on the Toronto Stock Exchange.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the 2005 share option plan (the "Plan") which was previously approved by shareholders on July 5, 2005. Amendments to the Plan were approved by the shareholders on June 19, 2007. The Plan has been established to provide incentive to directors, executive officers, employees and the service providers of the Company to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan provides that the number of common shares issuable under the Plan, together with shares issuable under all of the Company's other previously established or proposed share compensation arrangements, may not at any time exceed 12.5% of the total number of issued and outstanding common shares. See disclosure under “Particulars of Matters to be Acted Upon” for the material terms of Plan.

In respect to the directors and senior management the Company has adopted a policy in terms of which the pricing of share options is normally determined after the release of the Company’s annual financial results. The pricing is based on a 5 day volume weighted average price of the Great Basin Gold Ltd Common Shares on the TSX and ensures that the options are priced after release of all relevant information to the market.

The following chart sets out, as at April 30, 2008, information regarding outstanding options granted under our stock option plan.

Equity type	Expiry date	Exercise price	Number granted	Total
Common shares				211,771,428
Share purchase options	December 19, 2008	$ 1.62	1,490,000
	March 31, 2009	$ 2.07	1,184,668
	March 31, 2009	$ 2.45	180,000
	April 30, 2009	$ 2.07	47,500
	April 30, 2009	$ 2.45	249,000
	April 18, 2010	$ 2.68	1,212,000
	December 31, 2010	$ 1.14	400,000
	April 30, 2011	$ 2.45	1,255,000
	November 8, 2011	$ 2.45	90,000
	July 5, 2010	$ 2.77	720,000
	August 22, 2010	$2.10	305,000
	September 4, 2010	$2.24	150,000
	September 11, 2010	$2.54	175,000
	November 9, 2010	$3.12	680,000
	February 4, 2011	$3.00	2,580,003
	February 11, 2011	$2.95	50,00
	March 31, 2011	$3.57	570,000
	April 10, 2011	$ 3.60	2,145,000
	April 18, 2012	$ 2.68	2,297,000
	April 10, 2013	$3.60	1,603,500	17,383,671(1)
Warrants	April 20, 2009	$ 3.50	28,750,000
	September 30, 2010	ZAR 21,78	1,684,312	30.434,312

Fully Diluted Shares				259,589,411

Notes:

(1)	This represents approximately 8% of the outstanding share capital at December 31, 2007.
(2)	The Named Executive Officers held 2,243,334 options at April 30, 2008, excluding Messrs. Dippenaar and Thiessen.
(3)	The Directors held 4,340,500 options at April 30, 2008, excluding Mr. Copeland.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2007.

Equity Compensation Plan Information for 2007

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the 2005 Share Option Plan)	Share Options 11,718,170	2.32	Share Options 13,706,318
Equity compensation plans not approved by securityholders	–	–	–
Total	11,718,170	2.32	13,706,318

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the common shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2007, or has any interest in any material transaction in the current year other than as set out herein.

Settlement of Residual Rights of former Southgold Exploration (Pty) Ltd (‘Southgold’) Shareholders

On July 27, 2006, the Company closed a transaction whereby we settled all remaining obligations to the former shareholders of Southgold under an option agreement dated November 5, 2002. Pursuant to a settlement agreement dated May 26, 2006 between us and the former Southgold shareholders, we issued 4 million Common Shares and 2 million common share warrants (each warrant entitling the holder to purchase an additional common share), in each case, at the ZAR equivalent of the original US$1.80 exercise price (being ZAR12.90 per share on February 15, 2007). Mr. Cooke, a director of the Company, was awarded 40,000 warrants. The warrants are exercisable for a two year period and were initially subject to an accelerated expiry should the market price of our Common Shares equal or exceed the ZAR equivalent of US$3.60 (being ZAR25.80 on February 15, 2007) for 10 consecutive trading days on the JSE. The warrant exercise price and the accelerated expiry price were originally denominated in United States currency; however, we resolved by way of board resolution passed effective February 15, 2007 to set the exercise price at ZAR 25.90 and the accelerated expiry price at ZAR 25.80. The settlement agreement, negotiated at arm’s length, extinguished certain additional consideration that we would have been required to pay to the former Southgold shareholders and settled all potential claims by the former Southgold shareholders.

On 14 March 2008 the Company issued a notice to the holders of the warrants that the market price of our Common Shares equalled or exceed the ZAR equivalent of US$3.60 (being ZAR25.80 on February 15, 2007) for 10 consecutive trading days on the JSE and that the warrants were to be exercised on or before April 28, 2008. By April 28, 2008 all the outstanding warrants were exercised at ZAR12.90, inclusive of the 40,000 warrants awarded to Mr. Cooke.

The Company closed the Subscription and Acquisition Agreement on October 1, 2007 with Tranter Gold (Proprietary) Limited (“Tranter Gold”), which had been entered into on August 8, 2007. Mr. Nkosi, a director of the Company is also a director and shareholder of Tranter Gold and Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”), a subsidiary of Tranter Gold.

Tranter Burnstone subscribed for 812 new ordinary shares in Southgold Exploration (Proprietary) Limited (“Southgold”), a wholly-owned subsidiary of Great Basin Gold Ltd, for a purchase consideration of $38 million (ZAR260 million) in cash, which, following the issue and allotment of the new Southgold shares, constituted 26% of the entire issued share capital of Southgold. Following the implementation of the Southgold subscription, N6C Resources Inc., a wholly-owned subsidiary of Great Basin Gold Ltd, purchased the new Southgold shares from Tranter Burnstone in exchange for the issue of 19,938,650 new Common Shares in Great Basin Gold Ltd to Tranter Burnstone. There is an agreed lock-up period of at least 3 years during which Tranter cannot trade the Great Basin Gold Ltd Common Shares. Tranter Gold is further prohibited from disposing of the Company’s shares or doing anything else that might impact on the BEE credentials of Southgold for the period of three years or such longer period for which Southgold requires BEE equity participation in order for its prospecting and mining rights to remain valid.

In addition to the issuance of the 19,938,650 new Common Shares in Great Basin Gold Ltd, 1,684,312 Great Basin Gold Ltd warrants were issued to the parties involved with the transaction. These warrants are exercisable within three years and are subject to a mandatory conversion should the Great Basin Gold Ltd share price reach $7 (ZAR45.72) .

The issue and allotment of the new Great Basin Gold Ltd Common Shares described above, constitutes approximately 9.3% of the issued share capital of Great Basin Gold Ltd on a fully diluted basis.

MANAGEMENT CONTRACTS

Except as set out herein in respect of Hunter Dickinson Inc. (‘HDI’), there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

HDI is a private company owned by eight public companies, one of which was the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to a services agreement dated December 31, 1996.

The Company concluded an agreement on September 25, 2007 with Hunter Dickinson Services Inc (formerly HDI). The agreement, effective August 31, 2007, provided for the termination of the previously existing services agreement. The Company agreed to the payment of a termination fee of and sold its shareholding in HDI to Hunter Dickinson Services Inc. The Company therefore does not have any shareholding in either HDI or Hunter Dickinson Services Inc. Hunter Dickinson Services Inc will render certain corporate and financial services at market rates on a non-exclusive basis as and when required.

The amounts billed to the Company by HDI and Hunter Dickinson Services Inc for its services rendered and the reimbursement of expenses was approximately $974,067 in 2007 compared to $1,755,870 during fiscal 2006.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.         Share Option Plan

The Company has a share option plan (the “Plan”) dated for reference July 5, 2005, as amended June 19, 2007. The Plan was established to provide incentive to management, employees and other key service providers to increase their proprietary interest in the Company and thereby encourage their efforts on behalf of the Company. Under the Plan, a number of shares equal to 12.5% of the outstanding shares of the Company from time to time will be available for share incentive options to be granted at the discretion of the Company’s Board (or its Compensation Committee). There are currently options outstanding to purchase an aggregate of 17,383,671 Common Shares (approximately 8.2% of the current issued and outstanding Common Shares). As at April 30, 2008 unallocated options are reserved and available to purchase an aggregate of 9,087,758 Common Shares (approximately 4.3% of the current issued and outstanding Common Shares).

 Eligible Optionees

To be eligible for the issuance of a stock option under the Plan an optionee must either be a director, employee (including an officer), consultant or a company owned by an employee, director or a service provider consultant at the time the option is granted.

Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

Material Terms of the Plan

The material terms of the Plan provide that:

  Term: all options granted under the Plan expire on a date not later than 10 years after the issuance of such options. However, should the expiry date for an option fall within a trading Blackout Period (as defined in the Plan, generally meaning circumstances where sensitive negotiations or other like information is not yet public), then the option is deemed extended until nine (9) business days following the expiration of a Blackout Period;

  Exercise Price: all options under the Plan must be granted with an exercise price which is no less than the five day volume weighted average trading price (“VWAP”) at the date of grant. VWAP means the price at which the exercisable Shares can be acquired and is calculated by dividing the total value of the common shares traded for the relevant period on the TSX by the total volume of shares. Where appropriate, the TSX may exclude internal crosses and certain other special terms trades from the calculation;

  Unexercised Options: upon expiry of an option, or in the event an option is terminated without exercise for any reason (typically for terminating employees where the option is out-of-the-money), the number of common shares in respect of the expired or terminated option shall again be available for the purposes of the Plan;

  Insiders’ Options Limit: the maximum aggregate number of options that may be issued upon the exercise of stock options granted under the Plan to insiders of the Company (generally officers and directors) is 10% of the issued and outstanding Common Shares both a) at any given time and b) within a one year period, unless the Company has first obtained disinterested shareholder approval;

  Vesting and Ceasing to hold Office: Granted options are generally subject to vesting over three years meaning that if the recipient leaves the service of the Company within the vesting period, the entitlement to the option is pro-rated based on the years served after the grant divided by the vesting period. If the option holder ceases to be a director or officer of Company or its subsidiaries or ceases to be employed by the Company or its subsidiaries (other than by reason of death or cause), as the case may be, then the option granted shall expire no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company or its subsidiaries, subject to the terms and conditions set out in the Plan, and in the event of dismissal of the option holder from employment or service for cause, all options held by the option holder, whether or not vested at the date of dismissal, will immediately terminate without any right of the option holder to exercise any of the options;

  Optionee’s Estate Rights: in the case of the death of an optionee, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

  Non-Assignability: options granted pursuant to the Plan will be non-assignable and may be subject to vesting-over-time provisions determined by the Board;

  Cash Exercise Only: shares which are issued upon the exercise of options granted under the Plan must be paid for in cash by the holder and the Company may not offer financial assistance in respect of the exercise of options;

  Amendments: certain amendments to the Plan can be effected by the Board without further shareholders’ approval however these changes are limited to typographical, grammatical or clerical corrections to the Plan; changes necessitated by new laws or consequent upon the requirements of other stock exchanges. The Board may also modify the vesting of any issued option, the termination date (but not extending it) and may add a cashless exercise feature.

Under the rules of the TSX, listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company’s stock option plan, must have the continuation of the plan approved at every third annual general meeting of the shareholders of the listed company.

All previously allocated options will continue unaffected by approval or disapproval of the resolution. All previously granted options will not be available for re-allocation if the options are cancelled prior to the exercise.

A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

“Resolved that:

a.	all currently available and unallocated options issuable pursuant to the Plan are hereby approved and authorized for grant until June 23, 2011;

b.	the Company have the ability to continue granting options under the Plan on a 12.5% of issued Shares rolling basis from the date where shareholder approval is being sought; and

c.

any one of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.”

The Board recommends that shareholders vote in favour of the continuation of the Plan.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2007, the report of the external auditor and related management discussion and analysis will be placed before the Meeting. Additional copies may be obtained free of charge from the Secretary of the Company upon request and will be available at the Meeting.

Copies of the Company’s most current annual information form, year end and interim financial statements and related management discussions and analyses, as well as additional information, may be obtained from Sedar at www.sedar.com and upon request from Investor Services, Great Basin Gold Ltd, Ground Floor, 138 West Street, Sandton, South Africa, 2146, telephone: +27-11-301-1800 and fax: +27-11-301-1840 as well as on the Company’s website at www.grtbasin.com.

The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Sandton, South Africa, May 15, 2008.

BY ORDER OF THE BOARD

/s/ Ferdi Dippenaar
President and Chief Executive Officer

Schedule "A"

GREAT BASIN GOLD LTD.
Suite 1020 – 800 West Pender Street
Vancouver, B.C. V6C 2V6

NOTICE OF CHANGE OF AUDITOR

TO: **KPMG LLP, Chartered Accountants**

AND TO: ***PriceWaterhouseCoopers LLP***

NOTICE IS HEREBY GIVEN that the Audit Committee of Great Basin Gold Ltd. (the "Company"), resolved on July 24, 2007 that:

1. The resignation of KPMG LLP, Chartered Accountants, effective July 24, 2007, as auditor of the Company be accepted, and

2. ***PriceWaterhouseCoopers LLP***, be appointed as auditor of the Company to be effective July 24, 2007, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Instrument 51-102 ("NI 51-102") we confirm that:

(a) KPMG LLP, Chartered Accountants, was asked to resign as auditor of the Company to facilitate the appointment of ***PriceWaterhouseCoopers LLP***, of Vancouver, B.C.;

(b) KPMG LLP, Chartered Accountants, has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which KPMG LLP issued an audit report in respect of the Company and the date of this Notice;

(c) the resignation of KPMG LLP and appointment of ***PriceWaterhouseCoopers LLP***, as auditor of the Company was considered and approved by the Audit Committee of the Company;

(d) in the opinion of the Audit Committee of the Company, no "reportable event" as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which KPMG LLP issued an audit report in respect of the Company and the date of this Notice; and

1781635.1

Page 2

(e) the Notice and Auditor's Letters have been reviewed by the Audit Committee of the Company.

Dated as of July 26, 2007.

GREAT BASIN GOLD LTD.

By: ______________________

David Elliott
Chairman, Audit Committee

1781635.1

KPMG

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Government of the Northwest Territories, Securities Registries
Government of Yukon, Registrar of Securities
Government of Nunavut, Legal Registries Division

Dear Sirs/Mesdames

Re: Notice of Change of Auditors of Great Basin Gold Ltd. (the "Company")

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we confirm that we have read the Company's Notice of Change of Auditor dated July 26, 2007 (the "Notice") and based upon our knowledge of the information at this date, we agree with the statements contained in such Notice, except that we are not in a position to agree or disagree with the Company's statements that the Audit Committee approved the nomination for appointment of PricewaterhouseCoopers LLP in place of KPMG LLP, or that the Notice, together with the letter from KPMG LLP and the letter from PricewaterhouseCoopers LLP have been reviewed by the Company's Audit Committee.

Yours very truly

KPMG LLP (Signed)

Chartered Accountants

Vancouver, Canada
July 26, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
Direct Tel. 604-806-7143

July 26, 2007

Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

cc: Ferdinand Dippenaar, President, Chief Executive Officer
Zelda Smit, Chief Financial Officer

Dear Sirs:

Enclosed is our response to the change of auditor notice dated July 26, 2007 in accordance with National Instrument 51-102. We understand that this letter will be reviewed and approved by the audit committee or board of directors, filed with the relevant regulator or securities regulatory authority prior to August 23, 2007 and included in the information circular accompanying the notice of any meeting of shareholders at which action is to be taken concerning a change in auditor.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

Encl.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

July 26, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Government of the Northwest Territories, Securities Registries
Government of Yukon, Registrar or Securities
Government of Nunavut, Legal Registries Division

Dear Sirs:

Re: Great Basin Gold Ltd.

We have read the statements made by **Great Basin Gold Ltd**. in the attached copy of Change of Auditor Notice dated July 26, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated July 26, 2007.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

# GREAT BASIN GOLD LTD

Computershare

**Security Class**

**Holder Account Number**

Fold

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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**Proxies submitted must be received by 2:00 pm, Pacific Time, on June 19, 2008.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.**

**CONTROL NUMBER** | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

11AP08083.E.SEDAR/000001/000001/i

## Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Great Basin Gold Ltd. (the "Company") hereby appoints: Ronald W. Thiessen, Chairman, or failing this person, Bernhard J. Zinkhofer, Secretary,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of Great Basin Gold Ltd. to be held in the Pacific Room, The Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada on June 23, 2008 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

### 1. Election of Directors

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. Patrick R. Cooke | ☐ | ☐ | 02. T. Barry Coughlan | ☐ | ☐ | 03. Ferdinand Dippenaar | ☐ | ☐ |
| 04. David M.S. Elliott | ☐ | ☐ | 05. H. Wayne Kirk | ☐ | ☐ | 06. Sipho A. Nkosi | ☐ | ☐ |
| 07. Walter Segsworth | ☐ | ☐ | 08. Ronald W. Thiessen | ☐ | ☐ | | | |

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| | For | Withhold |
|---|---|---|
| **2. Appointment of Auditor**<br>PricewaterhouseCoopers LLP will be appointed as auditor. | ☐ | ☐ |

| | For | Against |
|---|---|---|
| **3. Share Option Plan**<br>Ratify and approve the continuation of the Company's share option plan, as more particularly set out in the Information Circular prepared for the Meeting. | ☐ | ☐ |

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### Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY

0 4 2 6 2 0 AR0 GBGQ

# GREAT BASIN GOLD LTD

Computershare

**Security Class**

**Holder Account Number**

Fold

## NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. Fold
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

**VIFs submitted must be received by 2:00 pm, Pacific Time, on June 19, 2008.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-734-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

**If you vote by telephone or the Internet, DO NOT mail back this VIF.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

**CONTROL NUMBER** **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

11AP08083.NOBO.E.SEDAR/000001/000001/i

## Appointee(s)

I/We, being holder(s) of Great Basin Gold Ltd. (the "Company") hereby appoint: Ronald W. Thiessen, Chairman, or failing this person, Bernhard J. Zinkhofer, Secretary,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of Great Basin Gold Ltd. to be held in the Pacific Room, The Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada on June 23, 2008 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

### 1. Election of Directors

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. Patrick R. Cooke | ☐ | ☐ | 02. T. Barry Coughlan | ☐ | ☐ | 03. Ferdinand Dippenaar | ☐ | ☐ |
| 04. David M.S. Elliott | ☐ | ☐ | 05. H. Wayne Kirk | ☐ | ☐ | 06. Sipho A. Nkosi | ☐ | ☐ |
| 07. Walter Segsworth | ☐ | ☐ | 08. Ronald W. Thiessen | ☐ | ☐ | | | |

Fold

| | For | Withhold |
|---|---|---|
| **2. Appointment of Auditor**<br>PricewaterhouseCoopers LLP will be appointed as auditor. | ☐ | ☐ |

| | For | Against |
|---|---|---|
| **3. Share Option Plan**<br>Ratify and approve the continuation of the Company's share option plan, as more particularly set out in the Information Circular prepared for the Meeting. | ☐ | ☐ |

Fold

**Authorized Signature(s) - This section must be completed for your instructions to be executed.**

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

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